SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. _3)*

                          Daleco Resources Corporation
                                (Name of Issuer)

                          Common Stock ($.01 Par Value)
                         (Title of Class of Securities)

                                    23437P109
                                 (CUSIP Number)

                                Alfonso C. Knoll,
                          Terra Silex Holding Ltd. Co.
                                 240 Main Street
                           Denver, Pennsylvania 17517
                                 (610) 507-5174
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 with a copy to:
                              Darren Ofsink, Esq.,
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                               New York, NY 10022
                                 (212) 371-8008

                               September 12, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  23437P109

1. Names I.R.S. Identification Numbers of Reporting Persons
        Terra Silex Holdings Ltd. Co.
        IRS Identification No.: 23-3803092

2. Check the appropriate box if a member of a group*    (a) |X|
                                                        (b) |_|

3. SEC use only

4. Source of Funds*
        PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6. Citizenship or place of organization
        Pennsylvania

7. Sole Voting Power
        2,647,897 shares

8. Shared Voting Power
        1,575,200 shares

9. Sole Dispositive Power
        2,647,897 shares

10. Shared Dispositive Power
        1,575,200 shares

11. Aggregate amount beneficially owned by each reporting person
        4,323,097 shares

12. Check box if the aggregate amount in row (11) excludes certain shares* |_|

13. Percent of class represented by amount in row (11)
        11.23%

14. Type of reporting person*
        OO

                                  SCHEDULE 13D

CUSIP NO. 23437P109

1. Names I.R.S. Identification Numbers of Reporting Persons
        Leon Prince

2. Check the appropriate box if a member of a group* (a) |X|
                                                     (b) |_|

3. SEC use only

4. Source of Funds*
        PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6. Citizenship or place of organization
        USA

7. Sole Voting Power
        725,000 shares

8. Shared Voting Power
        3,598,097 shares

9. Sole Dispositive Power
        725,000 shares

10. Shared Dispositive Power
       3,598,097 shares

11. Aggregate amount beneficially owned by each reporting person
        4,323,097 shares

12. Check box if the aggregate amount in row (11) excludes certain shares* |_|

13. Percent of class represented by amount in row (11)
        11.23%

14. Type of reporting person*
        IN

                                  SCHEDULE 13D

CUSIP NO. 23437P109

1. Names I.R.S. Identification Numbers of Reporting Persons
        Alexander Maguire

2. Check the appropriate box is a member of a group* (a) |X|
                                                     (b) |_|

3. SEC use only

4. Source of Funds*
        PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6. Citizenship or place of organization
        USA

7. Sole Voting Power
        800,000 shares

8. Shared Voting Power
        3,523,097 shares

9. Sole Dispositive Power
        800,000 shares

10. Shared Dispositive Power
        3,523,097 shares

11. Aggregate amount beneficially owned by each reporting person
        4,323,097 shares

12. Check box if the aggregate amount in row (11) excludes certain shares* |_|

13. Percent of class represented by amount in row (11)
        11.23%

14. Type of reporting person*
        IN

                                  SCHEDULE 13D

CUSIP NO. 23437P109

1. Names I.R.S. Identification Numbers of Reporting Persons
        Alfonso C. Knoll

2. Check the appropriate box is a member of a group* (a) |X|
                                                     (b) |_|

3. SEC use only

4. Source of Funds*
        PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6. Citizenship or place of organization
        USA

7. Sole Voting Power
        50,200 shares

8. Shared Voting Power
        4,272,897 shares

9. Sole Dispositive Power
        50,200 shares

10. Shared Dispositive Power
        4,272,897 shares

11. Aggregate amount beneficially owned by each reporting person
        4,323,097 shares

12. Check box if the aggregate amount in row (11) excludes certain shares* |_|

13. Percent of class represented by amount in row (11)
        11.23%

14. Type of reporting person*
        IN

                                  SCHEDULE 13D

CUSIP NO. 23437P109

1. Names I.R.S. Identification Numbers of Reporting Persons
        Gregory Gennace

2. Check the appropriate box is a member of a group* (a) |X|
                                                     (b) |_|

3. SEC use only

4. Source of Funds*
        PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6. Citizenship or place of organization
        USA

7. Sole Voting Power
        100,000 shares

8. Shared Voting Power
        0 shares

9. Sole Dispositive Power
        100,000 shares

10. Shared Dispositive Power
        0 shares

11. Aggregate amount beneficially owned by each reporting person
        4,323,097 shares

12. Check box if the aggregate amount in row (11) excludes certain shares* |_|

13. Percent of class represented by amount in row (11)
        11.23%

14. Type of reporting person*
        IN

                                  SCHEDULE 13D

ITEM 1. Security and Issuer.

The Schedule 13D of Terra Silex Holdings Ltd. Co. ("Terra Silex"), Leon Prince, Alexander Maguire, Alfonso Knoll and Gregory Gennance (collectively, the "Reporting Persons"), dated September 4, 2001, as amended by Amendment No. 1 to
Schedule 13D, dated September 25, 2001 and Amendment No. 2 to Schedule 13D, dated December 6, 2001 (collectively, "Schedule 13D"), relating to the common stock $0.01 per share (the "Common Stock") of Daleco Resources Corporation (the "Company" or "Daleco") is hereby further amended as set forth herein. Capitalized terms used herein but not defined shall have the meanings set forth in the Stock Purchase Agreement attached as Exhibit A to the Schedule 13D, as amended.

ITEM 2. Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended by replacing the last paragraph with the following:

Gregory Gennace
553 Cloverbrook Drive, Apt. 19
Ephrata, PA  17522

Item 2(c) of the Schedule 13D is hereby amended by replacing the last paragraph with the following:

Mr. Gennace is employed by Legg Mason Wood Walker Inc. as a financial advisor. His principal business address is 110 North Duke Street, P.O. Box 83645, Lancaster, PA, 17608-3645. Mr Gennace resigned as a member of Terra Silex Holdings Ltd. Co. effective January 1, 2005 and received warrants to purchase 100,000 shares of Common Stock as consideration for his resignation (the "Assigned Warrant"). Terra Silex originally acquired the Assigned Warrant in connection with its purchase of 400,000 shares of Common Stock in September 2001. The Assigned Warrant has not been exercised with respect to any of the subject shares of Common Stock, and Mr. Gennace no longer holds any interest in the remaining shares to which this Schedule 13D relates.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read in its entirety as follows:

The source of funds used by Terra Silex in making purchases of shares of Common Stock to which this Schedule 13D relates has been from capital contributions made by its members. Shares of Common Stock reported in this Schedule 13D as owned by individual members of Terra Silex were purchased with the personal funds of such members.

ITEM 4. Purpose of the Transaction.

Item 4 is hereby amended by adding the following:

On October 30, 2003, Terra Silex purchased an additional 220,169 shares of Common Stock pursuant to its anti-dilution protection rights under the Stock Purchase Agreement following the issuance by the Company of shares of Common Stock pursuant to the conversion of an outstanding convertible debenture. The purchase was made to maintain Terra Silex's percentage ownership in the Company.

On September 12, 2005, Mr. Prince purchased an additional 140,000 shares of Common Stock and warrants to purchase an additional 70,000 shares of Common Stock and Mr. Maguire purchased an additional 200,000 shares of Common Stock and warrants to purchase as additional 100,000 shares of Common Stock in a private offering of units, each consisting of 20,000 shares of Common Stock, Participation Warrants to purchase an additional 10,000 shares of Common Stock and Contingent Warrants to purchase an additional 10,000 shares of Common Stock, conducted by the Company. The Participation Warrants are immediately exerciseable for a period of one year following the closing date of the offering at an exercise price of $1.00 per share. The Contingent Warrants become exerciseable on the first anniversary of the closing date of the offering for e period of one year, provided that the holder has exercised its Participation Warrants. Both purchases were made by the Reporting Persons in their individual capacities in order to increase their respective individual ownership interests in the Company.

Except as described above, at the present time, the Reporting Persons have no plans that would relate to any transaction change or event specified in clauses
(a) - (j) of the special instructions of Item 4 of Schedule 13D. The Reporting Persons, may, however, change their investment intent and/or purposes. In the event of a material change in their intent, the Reporting Persons will file an amendment to this Schedule 13D to reflect such change.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to reading its entirety as follows:

a) The Reporting Persons may be deemed the beneficial owner, in the aggregate, of 2,735,369 shares of Common Stock actually owned by the Reporting Persons on September 12, 2005 and 4,323,097 shares beneficially owned after giving effect to shares of Common Stock which Terra Silex, Leon Prince and Alexander Maguire have the right to acquire within 60 days, as required by Rule 13d-3. Based on 38,494,043 shares of Common Stock outstanding on September 21, 2005: (i) Terra Silex owns of record 1,230,169 shares, representing approximately 3.2% of the total Common Stock outstanding, and has rights to acquire another 1,417,728 shares under the Stock Purchase Agreement and the Price Warrants; (ii) Leon Prince, a member of Terra Silex, owns of record 655,000 shares of Common Stock, which constitutes approximately 1.7% of the total Common Stock outstanding, and holds Participation Warrants to purchase another 70,000 shares; Alexander Maguire, a member of Terra Silex, owns of record 800,000 shares of Common Stock, which constitutes approximately 2.1% of the total Common Stock outstanding, and holds Participation Warrants to purchase another 100,000 shares; and Alfonso C. Knoll, a member of Terra Silex, owns of record 50,200 shares of Common Stock, which constitutes less than one percent of the total Common Stock outstanding. Gregory Gennace does not own any shares of Common Stock but holds a warrant to purchase 100,000 shares.

On a fully diluted basis, taking into account all shares of Common Stock which are issuable pursuant to the exercise or conversion of Common Stock equivalents exercisable or convertible within 60 days, Terra Silex beneficially owns 2,735,369 shares, or approximately 6.35% of the total Common Stock outstanding, Leon Prince owns 725,000 shares, or approximately 1.67% of the total Common Stock outstanding and Alexander Maguire owns 900,000 shares, or 2.07% of the total Common Stock outstanding. Alphonso Knoll and Gregory Gennace own 50,200 and 100,000 shares, respectively, each constituting less than one percent of the total Common Stock outstanding.

(b) Terra Silex has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Common Stock that it owns. Terra Silex may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of any shares of Common Stock owned by Messrs. Prince, Maguire and Knoll. Each of Messrs. Prince, Maguire, Knoll and Gennace has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Common Stock owned by him. Each of Messrs. Prince, Maguire and Knoll may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of any shares of Common Stock owned by Terra Silex or by any of the individual members of the group of Reporting Persons.

(c) The following table sets forth transactions by the Reporting Persons in the Common Stock over the prior sixty days:


                              Number
                                of                     Total
Date                         Units(1)     Price      Purchase
Acquired       Purchaser     Acquired   Per Unit(2)    Price
--------  -----------------  --------  ------------  --------

09/12/05        Leon Prince         7  $5,000         $35,000
09/12/05  Alexander Maguire        10  $5,000         $50,000

---------------------------------------
(1) Each unit consists of 20,000 shares of Common Stock, Participation Warrants to purchase 10,000 shares of Common Stock at an exercise price of $1.00 per share and Contingent Warrants to purchase 10,000 shares of Common Stock at an exercise price of $2.00 per share.

(2) Price per Unit does not include the exercise prices of the Participation Warrants or the Contingent Warrants.

Messrs. Prince and Maguire purchased Units, each consisting of 20,000 shares of Common Stock, Participation Warrants to purchase 10,000 shares of Common Stock at an exercise price of $1.00 per share and Contingent Warrants to purchase 10,000 shares of Common Stock at an exercise price of $2.00 per share, in a private offering by the Company. The Participation Warrants are exercisable for one year from the date of closing of the offering. The Contingent Warrants will become exercisable on the first anniversary of the closing date of the offering for a period of one year, provided that the holder has exercised its Participation Warrants. All shares issued as part of the Units or pursuant to exercise of the Participation Warrants or Contingent Warrants are and will be restricted shares; however, the Company has granted the Unit holders demand registration rights with respect to such shares.

(d) No person other than the owner of shares of Common Stock reported in this
Schedule 13D has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of such Common Stock.

(e) On January 1, 2005, Gregory Gennace withdrew as a member of Terra Silex and, as of such date, was no longer the beneficial owner of 5% or more of the outstanding Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding to the end of the second paragraph thereof the following:

Terra Silex subsequently determined not to purchase additional shares of Common Stock in the Third Tranche, and therefore the Third Tranche never closed.

In addition, Item 6 is hereby further amended by adding to the end thereof the following:

In October 2003, the Company notified Terra Silex, pursuant to the Stock Purchase Agreement, that the Company had issued shares of Common Stock to certain investors exercising their conversion rights under the Company's convertible debentures.

Under the Stock Purchase Agreement, Terra Silex has a 30-day option to purchase additional shares of Common Stock to preserve its percentage of ownership in the Company in the event of the issuance by the Company of more than 500,000 shares of Common Stock. Accordingly, Terra Silex had the option, but not the obligation, to purchase up to 220,169 additional shares of Common Stock at a price of $.117 per share. Terra Silex exercised its option on October 30, 2005.

Pursuant to a Funding Agreement, dated May 10, 2005, by and among Steven P. Roche, David Grady, Thomas Smith, Alfonso Knoll and the Company (the "Funding Agreement"), Alfonso Knoll loaned $10,000 to the Company and received a note in the principal amount of $10,000 and 50,000 shares of Common Stock.


On September 12, 2005, Leon Prince and Alexander Maguire purchased Units, each consisting of 20,000 shares of Common Stock, Participation Warrants to purchase 10,000 shares of Common Stock at an exercise price of $1.00 per share and Contingent Warrants to purchase 10,000 shares of Common Stock at an exercise price of $2.00 per share, in a private offering by the Company. The Participation Warrants are exercisable for one year from the date of closing of the offering. The Contingent Warrants will become exercisable on the first anniversary of the closing date of the offering for a period of one year, provided that the holder has exercised its Participation Warrants. All shares issued as part of the Units or pursuant to exercise of the Participation Warrants or Contingent Warrants are and will be restricted shares; however, the Company has granted the Unit holders demand registration rights with respect to such shares. Mr. Prince purchased 7 Units, consisting of 140,000 shares of Common Stock, Participation Warrants to purchase 70,000 shares of Common Stock and Contingent Warrants to purchase 70,000 shares of Common Stock. Mr. Maguire purchased 10 Units, consisting of 200,000 shares of Common Stock, Participation Warrants to purchase 100,000 shares of Common Stock and Contingent Warrants to purchase 100,000 shares of Common Stock.




ITEM 7. Material to be File as Exhibits

The Stock Purchase Agreement is attached hereto as Exhibit A. The Warrant Agreement is attached hereto as Exhibit B. The Registration Rights Agreement is attached hereto as Exhibit C. The Prince SPA is attached hereto as Exhibit D. The Maguire SPA is attached hereto as Exhibit E. The Maguire IRA SPA is attached hereto as Exhibit F. The Form of Subscription Agreement entered into by the Company and Leon Prince and by the Company and Alexander Maguire is attached hereto as Exhibit G. The Funding Agreement is attached hereto as Exhibit H. The resignation letter of Gregory Gennace is attached hereto as Exhibit I.

                                   Signatures


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 22, 2005           TERRA SILEX HOLDINGS LTD. CO.
         ---                 By: /s/Alfonso C. Knoll
                                 -------------------
                                 Alfonso C. Knoll, Manager


                                 /s/Leon Prince
                                 --------------
                                 Leon Prince


                                 /s/Alexander Maguire
                                 --------------------
                                 Alexander Maguire


                                 /s/Alfonso C. Knoll
                                 -------------------
                                 Alfonso C. Knoll


                                 /s/Gregory Gennace
                                 ------------------
                                 Gregory Gennace




Exhibit Index:

Exhibit A - Stock Purchase Agreement, dated as of September 20, 2001 between
            Terra Silex Holdings Ltd. Co. and Daleco Resources Company.

Exhibit B - Warrant Agreement between Terra Silex Holdings Ltd. Co. and Daleco
            Resources Company.

Exhibit C - Registration Rights Agreement dated September 20, 2001.

Exhibit D - Stock Purchase Agreement, dated as of November 26, 2001 between Leon
            Prince and Thomas Smith.

Exhibit E - Stock Purchase Agreement, dated as of November 26, 2001 between
            Alexander Maguire and Thomas Smith.

Exhibit F - Stock Purchase Agreement, dated as of November 26, 2001 between the
            Alexander Maguire IRA and Thomas Smith.

                                    EXHIBIT G


-----------------------------------      -----------------------------------
Name of Offeree                                                   Copy No.


                             SUBSCRIPTION DOCUMENTS

                          DALECO RESOURCES CORPORATION

      INDEX TO SUBSCRIPTION MATERIALS


      Instructions
      Subscription Agreement
      Purchaser Representative Letter
      Pennsylvania Resident's Certificate

                      INSTRUCTIONS FOR COMPLETING DOCUMENTS


      The attached documents will be used to complete your investment in Daleco Resources Corporation. It is essential that the documents be completed accurately. Please pay particular attention to the following points. Return your subscription documents in the enclosed pre-addressed and stamped envelope to:

                      EHMANN, VAN DENBERGH & TRAINOR, P.C.
                           SUITE 220, TWO PENN CENTER
                             PHILADELPHIA, PA 19102
                             Attn: C. Warren Trainor

      Payment in the amount of $5,000 for each Unit consisting of 20,000 shares of Daleco Resources Corporation common stock par value $0.01 ("Common Stock") and Warrants for one share of Common Stock for each two (2) share of Common Stock purchased pursuant to this offering in the first year after the purchase of the Common Stock ("First Year Tranche") and Contingent Warrants for one share of Common Stock for each two (2) shares of Common Stock purchased pursuant to this Offering in the second year after the purchase of the Common Stock and the exercise of the First Tranche Warrants ("Contingent Warrants"). The Investor intends to purchase, minimum subscription of Five Units ($25,000.00) , and thereafter in One Unit increments ($5,000).

            (a) Your check, payable to "Ehmann, Van Denbergh & Trainor, P.C. IOLTA Account", which should accompany your subscription documents; or

            (b) Wire transfer to Ehmann, Van Denbergh & Trainor, P.C., IOLTA Account, C/O PNC Bank, NA, Philadelphia, Pennsylvania, Account No. 855-741-7504, ABA No: 031000053, which transfer should be made when you return your subscription documents.

I.    SUBSCRIPTION AGREEMENT

      If you are purchasing the Stock with your spouse, please indicate the form of ownership (e.g., joint tenants with right of survivorship, tenants by the entireties, or tenants-in-common) on the signature page. Both parties must sign all documents.

II.   PURCHASER REPRESENTATIVE LETTER

      If appropriate, this is to be completed by both the Purchaser Representative and the Purchaser.

I.    PENNSYLVANIA RESIDENT'S CERTIFICATE:

            To be completed by all Pennsylvania residents.

THE STOCK SUBSCRIBED FOR PURSUANT TO THIS AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND TRANSFER OF THE STOCK IS, THEREFORE, RESTRICTED.

                             SUBSCRIPTION AGREEMENT

TO:   DALECO RESOURCES CORPORATION
      C/O   EHMANN, VAN DENBERGH & TRAINOR, P.C.
            SUITE 220, TWO PENN CENTER
            1500 JFK BLVD
            PHILADELPHIA, PA 19102
            ATTN:  C. WARREN TRAINOR

Gentlemen:

      1. Subscription.

            The undersigned hereby subscribes for and agrees to purchase _______________ Units , minimum purchase $25,000.00 and in increments of One Unit ($5,000.00). The amount subscribed for above is hereinafter referred to as the "Subscription Amount".

      2. Payment.

            The undersigned hereby agrees to make payment of the Subscription Amount as follows: The undersigned will, on or before the Closing Date for the sale of the Stock, transfer an amount equal to the Subscription Amount, by check payable to Ehmann, Van Denbergh & Trainor, PC, IOLTA Account, or by wire transfer to the Ehmann, Van Denbergh & Trainor, PC, IOLTA Account, PNC Bank, N. A., Philadelphia, Pennsylvania, Account Number 855-741-7504, ABA No. 031000053.

      3. Representations and Warranties.

         By executing this Subscription Agreement, the undersigned further:

                  3.1.1. Acknowledges that the undersigned has received and carefully read, and is familiar with and understands the Daleco Resources Corporation's Offering Memorandum ("Offering"), including the attachments thereto; that the undersigned understands the inherent risks associated with investing in a natural resources holding company; that the undersigned has based a decision to invest on the information contained therein and that the undersigned has not been furnished with any other offering literature or prospectus;

                  3.1.2. Represents and warrants that the undersigned qualifies as an "accredited investor" under Regulation D of the Securities Act of 1933, as amended;

                        3.1.2.1. Has individual net worth, or joint net worth with his/her spouse, in excess of $1,000,000.00; or

                        3.1.2.2. Had individual income in excess of $200,000.00 in both 2002 and 2003 or joint income with his/her spouse in excess of $300,000.00 in each of such years, and has a reasonable expectation of reaching the same level for 2004.

                              3.1.2.2.1. Represents and warrants that he/she
is acquiring the Stock for his/her own account, as a principal, for investment, and not with a view to resale or distribution, and that he/she will not sell or otherwise transfer any Stock except in accordance with applicable law and the restriction affixed to the Stock.

                              3.1.2.2.2. Represents and warrants that he/she
has, together with his/her Purchaser Representative, if any, such knowledge and experience in financial and business matters as to make him/her capable of evaluating the merits and risks of his/her purchase of the Stock.

                              3.1.2.2.3. Represents and warrants that, (i)
he/she is at least twenty-one (21) years of age, (ii) he/she has adequate means of providing for his/her current needs and personal contingencies, (iii) he/she has no need for liquidity in his/her investment in the Stock, (iv) he/she maintains his domicile, and is not a transient or temporary resident, at the address shown below, and (v) all of his/her investments in and commitments to non-liquid corporate and other investments are, and after his/her purchase of the Stock will be, reasonable in relation to his/her net worth and current needs.

                              3.1.2.2.4. Understands that, (i) the Company has
no obligation or intention to register the Stock for resale under any federal or state securities laws, and (ii) the undersigned, therefore, may be precluded from selling or otherwise transferring or disposing of the of the Stock for an indefinite period of time or at any particular time, and may have to bear the economic risk of investment in the Stock for an indefinite period of time.

                  3.1.3. Represents and warrants that the undersigned is acquiring the Stock for the undersigned's own account and not with a view toward resale or distribution and that the undersigned will not sell or otherwise transfer the Stock except in accordance with applicable state and federal securities laws;

                  3.1.4. Represents and warrants that the undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the investment in Daleco Resources Corporation;

                  3.1.5. Represents and warrants that the undersigned is able to bear the economic risk of losing the undersigned's entire investment in the Company;

                  3.1.6. Represents and warrants that the undersigned's overall commitment to investments which are not readily marketable is not disproportionate to the undersigned's net worth, and the undersigned's investment in the Stock will not cause such overall commitment to become excessive;

                  3.1.7. Understands that the undersigned is not entitled to cancel, terminate or revoke this Subscription Agreement, or any agreement hereunder, except as set forth elsewhere herein;

                  3.1.8. Understands that the Stock has not been registered under the Securities Act of 1933 or the securities law of any state and that, as the result thereof, the Stock is subject to substantial restrictions on transfer;

                  3.1.9. Understands that a purchase of the Stock involves certain risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Stock;

                  3.1.10. Understands that no federal or state agency has approved or disapproved this offering, passed upon or endorsed the merits of the Offering, or made any finding or determination as to the fairness of the Offering;

                  3.1.11. Acknowledges that all material documents, records and books pertaining to this investment have on request been made available to the undersigned's advisers and the undersigned;

                  3.1.12. Acknowledges that, if the undersigned is purchasing the Stock subscribed for hereby in a fiduciary capacity, the above representations and warranties in this Paragraph 3 shall be deemed to have been made on behalf of the person or persons for whom the undersigned is so purchasing;

                  3.1.13. Acknowledges that the undersigned has had the opportunity to ask questions of, and receive answers from, Daleco Resources Corporation concerning the terms and conditions of the Offering to the extent necessary to certify the accuracy of the information given to the undersigned or otherwise to make an informed investment decision;

                  3.1.14. Understands that the Stock is being offered and sold in reliance upon specific exemptions from the registration requirements of federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine the applicability of such exemptions and the suitability of the undersigned to acquire the Stock, and the undersigned represents and warrants that the information set forth herein concerning the undersigned is true and correct.

      4. The undersigned understands the meaning of the representations made by the undersigned in this Subscription Agreement and hereby agrees to indemnify and hold harmless the Daleco Resources Corporation, and its respective officers, directors and employees from and against any and all losses, costs, expenses, damages and liabilities (including, without limitation, court costs and attorneys' fees) arising out of or due to a breach by the undersigned of any such representations. All such representations shall survive the delivery of this Subscription Agreement and the purchase by the undersigned of the Stock.

      5. This Subscription Agreement: (a) shall be binding upon the undersigned and the successors and assigns of the undersigned; (b) shall be governed, construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania; (c) shall survive the purchase of the Stock; and (d) shall, if the undersigned are more than one person, be the joint and several obligation of all such persons.

                          DALECO RESOURCES CORPORATION
                                 SIGNATURE PAGE


      The undersigned, desiring to become an owner of _____________________ Units by executing this Signature Page hereby accepts, adopts and agrees to all terms, conditions and representations of this Subscription Agreement that are herein above set forth.

Number of Units subscribed for:______________________________________

Cost of Stock and Warrants:

      Subscribed for:  ____________________________  Units  ($_______________)
and thereafter in One Unit increments ($5,000 per Unit).
To be paid by  /____/ check     /____/ wire transfer


                                   SUBSCRIBER:


Name of Entity:
                --------------------------------------------------------------

By:
      ------------------------------------------------------------------------
      Name and Title

      ------------------------------------------------------------------------
      Taxpayer Identification Number

      ------------------------------------------------------------------------

      ------------------------------------------------------------------------

      ------------------------------------------------------------------------
      Mailing Address:

Date:
      ------------------------------------------------------------------------

                                 ACKNOWLEDGMENT


STATE OF                            :
          --------------------------

COUNTY OF                          :
          -------------------------

      On this ____ day of ___________2005, before me, a notary public in and for the state and county as aforesaid, personally appeared ____________________________________, known to me to be the person whose name is subscribed to the within instrument and after having the foregoing explained to _____, and after acknowledging that _____ was familiar with the contents thereof, acknowledged that _____ executed the same as _____ voluntary act and deed.

                                    ------------------------------------------
                                    Notary Public   [Seal]

                                    My Commission Expires:
                                                           -----------------

                              CORPORATE ACCEPTANCE

      The foregoing subscription for ____________________shares of Common Stock plus First Tranche Warrants and Contingent Warrants is accepted by Daleco Resources Corporation this ______ day of ________________2005.

                                    DALECO RESOURCES CORPORATION



                                    By:
                                          -----------------------------------
                                          Gary J. Novinskie, President

                                    PART III
                         PURCHASER REPRESENTATIVE LETTER


  To:
      -----------------------------------------------------------------------
      (Name of Purchaser)

Address of Purchaser:

      ------------------------------------------------------------------------

      ------------------------------------------------------------------------

      ------------------------------------------------------------------------


      You have requested that the undersigned act as your purchaser representative, as the term is defined in Regulation D of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, in connection with the evaluation of the merits and risks of a prospective acquisition of Daleco Resources Corporation Common Stock plus the First Tranche Warrants and the Contingent Warrants ("Stock"). Before you acknowledge the undersigned as your purchaser representative by signing below, please be advised of the following:

      1. The following is a description of all material relationships between
(a) the undersigned purchaser representative and his or its affiliates and (b) Daleco Resources Corporation, and its affiliates which now exist or are mutually understood to be contemplated or which have existed at any time during the previous two years, and all compensation received or to be received as a result of such relationships. (If there are no such relationships or compensation, answer "none"):

      2. The following is my present occupation:

      3. My knowledge and experience with respect to my ability to evaluate the merits and risks of investing in the Stock as offered by a natural resources holding company are set forth in Appendix A to this letter.

      4. I am not an affiliate of Daleco Resources Corporation. I have the necessary knowledge and experience in financial and business matters so that I am capable of evaluating the merits and risks of acquiring the Stock.

By:
      ------------------------------------------------------------------------
      Name and Title

      ------------------------------------------------------------------------
      (Signature)

      ------------------------------------------------------------------------

      ------------------------------------------------------------------------

      ------------------------------------------------------------------------
      Mailing Address and Telephone Number:

Date:
      ------------------------------------------------------------------------

To:
      -----------------------------------------------------------------------
      (Name of Purchaser Representative)

      The undersigned acknowledges that you have been designated to act as purchaser representative for the undersigned in connection with the evaluation of the merits and risks of the purchase of the Stock.

                                   -------------------------------------------
                                   (Signature)


                                   -------------------------------------------
                                   (Print Name)


                                    Dated:                              , 2005
                                            ----------------------------

                                   -------------------------------------------
                                   (Signature of joint investor if applicable)

                                   -------------------------------------------
                                   (Print name of joint investor if applicable)

                       PENNSYLVANIA RESIDENT'S CERTIFICATE


TO:   Daleco Resources Corporation.
      120 North Church Street
      West Chester, Pennsylvania 19380


Dear Sir:

            As a condition to purchasing Units consisting of Common Stock and Warrants ("Units") of Daleco Resources Corporation and in order to satisfy the requirements of the securities laws of Pennsylvania, the undersigned hereby represent(s) that (i) the Units for which the undersigned subscribed by the execution of the Subscription Agreement to which this Certificate is attached are being purchased for the account of the undersigned for investment purposes only; (ii) the undersigned hereby agree(s) not to sell such Common Stock for a period of twelve (12) months after the date of purchase absent an effective Registration Statement filed by Daleco Resources Corporation covering the Common Stock prior to the expiration of the 12 month period after the date of purchase; and (iii) the undersigned is a resident of the Commonwealth of Pennsylvania as of the date of the purchase of the Units.

            The undersigned further understands that should at any time subsequent to his execution of the Subscription Agreement, he be deemed not to have been a resident of the Commonwealth of Pennsylvania as of the date of his subscription, then the subscription will be void ab initio.


Sign below:                               Sign below:

---------------------------------         ---------------------------------

Please print name:                        Please print name:

---------------------------------         ---------------------------------

Address of Subscriber:                    Address of Subscriber:

---------------------------------         ---------------------------------
---------------------------------         ---------------------------------
---------------------------------         ---------------------------------

Date:                      , 2005         Date:                      , 2005
      ---------------------                     ---------------------

                                  EXHIBIT H

                              FUNDING AGREEMENT


      This Funding Agreement is dated as of the 10th day of May 2005 ("Effective Date") by and among Steven P. Roche ("Roche"), David Grady ("Grady"), Thomas Smith ("Smith") and Alfonso Knoll ("Knoll") (hereinafter Roche, Grady, Smith and Knoll are collectively referred to as "Lenders" or individually as "Lender") and Daleco Resources Corporation ("Borrower").

                                  WITNESSETH

      WHEREAS, on January 20, 2005, Borrower entered into an Agreement with Daniel Kane, individually and as Trustee and Stanley B. Kane, individually and as Trustee (hereinafter collectively the "Kanes") ("Kane Settlement Agreement") providing for the satisfaction of the Final Judgement entered in the Los Angeles Supreme Court in favor of the Kanes against the Borrower in the amount of $441,315.43 ("Judgment") and all sums accrued thereon (including past and future interest, costs, and attorney's fees) ("Daleco Debt"); and

      WHEREAS, under the terms of the Kane Settlement Agreement, the Borrower was to have satisfied the Daleco Debt in full on or before May 2, 2005, or, if satisfaction in full of the Daleco Debt had not been made by May 2, 2005, then to commence payments of $75,000 per week commencing May 2, 2005 until satisfaction in full of the Daleco Debt; and

      WHEREAS, on or about May 2, 2005 and May 4, 2005 management of the Borrower and the Kanes agreed to enter into the First Amendment to the Kane Settlement Agreement ("First Amendment") which provides that the Borrower shall pay the Kanes $50,000 on or before close of business on May 11, 2005 in immediately available Federal Funds with the remaining balance of the Daleco Debt to be satisfied in full on or before August 10, 2005; and

      WHEREAS, the Lenders in the amounts set forth on Exhibit "A" hereto are willing to collectively lend the Borrower the amount of $50.000; and

      WHEREAS, the Borrower is desirous of borrowing from the Lenders the sum of $50,000 on the terms and conditions hereinafter set forth.

      NOW THEREFORE, for good and valuable consideration receipt of which is hereby acknowledged and intending to be legally bound hereby, the parties hereto agree as follows:

I.    Incorporation by reference.

      1.1. The parties incorporate the Witnesseth section for all purposes as though same were set forth at length herein.

II.   Borrowing.

      2.1. Borrower agrees to borrow from and the Lenders agree to collectively lend the sum of $50,000 on terms and in consideration of the provisions hereinafter set forth.

      2.2. Borrower shall issue to each Lender a Note in the form and substance identical to that attached as Exhibit "B" hereto ("Note"). The Note shall be for a term of one (1) year at an interest rate equal to the Federal Funds Rate on May __, 2005.

      2.3. The Note will be repaid out of any capital raised by the Borrower after payment of the Daleco Debt and all costs associated with such general capital raise.

III.  Additional Consideration.

      3.1. As additional consideration for entering into the Notes, each Lender shall receive 50,000 shares of Daleco Resources Corporation Common Stock for each Ten Thousand Dollars ($10,000) loaned to the Borrower ("Daleco Stock").

      3.2. The Daleco Stock shall be an unregistered security and shall contain the following restrictive legend.

            THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED PURSUANT TO THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF (i) AN EFFECTIVE REGISTRATION STATEMENT OF THE SECURITIES UNDER THE 1933 ACT AND AN EFFECTIVE REGISTRATION OR QUALIFICATION OF SUCH SECURITIES FOR SALE UNDER ANY APPLICABLE STATE SECURITIES LAW; OR (ii) AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED.

IV.   Payment of Loan.

      4.1. Each Lender shall, on or before close of business May 10, 2005, wire its funds to the following account, for further transfer to the Kanes in accordance with the provisions of the First Amendment:

PNC Bank
Philadelphia, PA
ABA No. 031000053

Account Name:     Ehmann, Van Denbergh, Trainor & Scott, P.C.
Account No.:      8557417504

Notify Warren Trainor (215-851-9800 x 222) upon receipt.

V.    Miscellaneous.

      5.1. Notice. Any notice, request demand, statement or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, or if telegraphed, or by courier, or mailed by certified mail, return receipt requested, when actually received, and may be given as follows:

                If to Lenders:

                Steven P. Roche
                ------------------------------
                ------------------------------
                ------------------------------


                David Grady
                ------------------------------
                ------------------------------
                ------------------------------


                Thomas Smith
                ------------------------------
                ------------------------------
                ------------------------------

                Alfonso Knoll
                ------------------------------
                ------------------------------
                ------------------------------


                If to Borrower:

                Daleco Resources Corporation
                120 North Church Street
                West Chester, PA 19406

                Attention:  Gary J. Novinskie


                with copies to:

                Ehmann, Van Denbergh, Trainor & Scott, PC
                Two Penn Center Plaza, Suite 220
                1500 John F. Kennedy Boulevard
                Philadelphia, Pennsylvania 19102

                Attention: C. Warren Trainor, Esquire

Or to such other address as such party may designate by ten (10) days advance written notice to the other party.

      5.2. Entire Agreement. This agreement sets forth the entire agreement between the parties merging and superseding any and all prior agreements and understanding.

      5.3. Choice of Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to conflicts of laws provisions without giving effect to conflict of laws provisions.

      5.4. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

      5.5. Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement.

      5.6. Facsimile Signatures. This Agreement may be executed by the parties by facsimile signature, which signatures shall be binding for all purposes. Original signatures shall be distributed between the parties for receipt by the other by close of business the next business day following the date of the facsimile signature transmission.

      IN WITNESS WHEREOF, the parties have placed their hands and seals as of the Effective Date.


                                   Lenders


                                   /s/Steven P. Roche            (seal)
                                   ------------------------------
                                   Steven P. Roche



                                   /s/ David Grady               (seal)
                                   ------------------------------
                                   David Grady



                                   /s/ Thomas Smith              (seal)
                                   ------------------------------
                                   Thomas Smith

                                   /s/ Alfonso Knoll             (seal)
                                   ------------------------------
                                   Alfonso Knoll

                                   Borrower

                                   Daleco Resources Corporation



                                   By: /s/ Gary J. Novinskie
                                       --------------------------------
                                      Gary J. Novinskie
                                      President

                                  EXHIBIT "A"


            Lender                              Amount
            ------                              ------
            Steven P. Roche                     $20,000
            David Grady                         $10,000
            Thomas Smith                        $10,000
            Alfonso Knoll                       $10,000

                                 EXHIBIT "B"

                                     Note

                                  TERM NOTE

Principal Amount $_0,000.00                                    Date May__ 2005

      FOR VALUE RECEIVED, the undersigned hereby promises to pay to the order of _______________________, an individual, whose address is ___________________, the sum of _________Thousand Dollars ($_0,000.00) plus accrued interest at the Federal Funds Rate as existing at the close of business on May __, 2005 ("Interest Rate"). Said payment shall be paid in the following manner:

            Maturity Date:                May ___, 2006

            Amount Due at Maturity:       $_0,000

      All payments shall be applied first to accrued but unpaid interest and then to outstanding principal. This note may be prepaid, at any time, in whole or in part, without penalty. If the Maker prepays this Note, it will pay the Interest Rate on the face amount of this Note for the time the Note was in force. This Note shall be immediately due and payable upon the occurrence of any of the following:

      1. Breaches of any condition of any security interest, mortgage, loan agreement, pledge agreement or guarantee to which the Maker is a party.

      2. Dissolution or liquidation of any of the undersigned.

      3. The proceeds of any capital raise by the Maker over and above those funds required by the Maker to satisfy: (a) its obligations to Stanley B. Kane, individually and as Trustee and Daniel Kane, individually and as Trustee under that Final Judgement Dated September 18, 2000, and that Agreement Dated January 20, 2005 as amended by that First Amended Agreement dated May 9, 2005; and, (b) the costs associated with such general capital raise.

      4. Upon the filing by any of the undersigned of an assignment for the benefit of creditors, bankruptcy or other form of insolvency or by suffering an involuntary petition in bankruptcy or receivership not vacated within thirty (30) days.

      Maker shall have no right of offset under this Note.

      In the event this Note shall be in default and placed for collection, then the undersigned agree to pay all reasonable attorney fees and costs of collection. Payments not made within five (5) days of due date shall be subject to a late charge of 5% of said payment and a default interest rate of Eighteen Percent (18%). All payments hereunder shall be made to such address as may from time to time be designated by any holder.

      All interest accruing and payable under this note shall be computed on the basis of a 360 day year.

      The undersigned agrees to remain fully bound until this Note and all interest accrued and unpaid shall be fully paid, and hereby waives demand, presentment and protest and all notices hereto and further agrees to remain bound, notwithstanding any extension, modification, waiver, or other indulgence or discharge or release of any obligor hereunder or exchange, substitution, or release of any collateral granted as security for this Note. No modification or indulgence by any holder hereof shall be binding unless in writing; and any indulgence on any one occasion shall not be an indulgence for another or future occasion. The rights of any holder hereof shall be cumulative and not necessarily successive. This note shall take effect as a sealed instrument and shall be construed, governed and enforced in accordance with the laws of the Commonwealth of Pennsylvania.

      This note may be assigned, transferred and conveyed by the holder hereof and any subsequent holder without the need or obligation of notice to or consent of the Maker. Any holder of this Note, whether the original payee or subsequent holder shall have and be entitled to all rights and remedies, whether at law or in equity, to enforce and collect upon this Note. Maker hereby waives any and all defences of lack of Notice, validity of assignment or claim that the holder hereof is not a holder in due course. Maker acknowledges that this Note shall be deemed for all purposes as a "Bearer" instrument.

EXECUTED THIS _____ Day of May, 2005.

                                    MAKER
                                    Daleco Resources Corporation


                                    By:
------------------------------         ---------------------------------------
Witness                             Its:

Maker's Address:

Daleco Resources Corporation
120 N. Church Street
West Chester, Pa 19380

                                    EXHIBIT I




                        From The Desk of Gregory Grennace



January 1, 2005

Gregory Gennace
553 Cloverbrook Drive
Apt. 19
Ephrata, PA 17522


                  Re: Withdrawal from Terra Silex Holdings Ltd.

Dear Alfonso:

      As per our discussion I am drafting this letter to notify you and the members of Terra Silex Holdings, Ltd. ("Terra Silex") of my withdrawal as a member, in consideration for the warrant in the amount of 100,000 shares of DLOV acquired during the original purchase from Daleco Resources Corporation. My withdrawal is to be effective immediately.

      I thank you for the opportunity and if I can be of any assistance in the future please let me know.

Sincerely,

/s/Gregory Gennace
------------------
Gregory Gennace

Please evidence your assent to the above by signing below.



 /s/ Alfonso Knoll
--------------------